THE SECOND ROUND OF CITYFREIGHTER INC.

2022 Report

Dear investors,

We have built the Beta-Version, entered into additional collaboration agreements with suppliers and contract manufacturers, and prepared the base for the next step, making the gamma vehicles. We extended our business model to provide electrified chassis for up-fitters and special-purpose vehicle manufacturers primarily. Our main challenge to move forward is funding, and we would appreciate it if you could support us here by spreading the word. And we always welcome any advice or connecting us to your network, in specific if it is automotive based

We need your help!

It would help a lot to spread the word, find more investors, and speed up funding our campaign. We continuously communicate with multiple investors, offering advice based on their knowledge and experience and connecting us to their network. This is very helpful, and we would appreciate any additional support.
And in specific, we are always open to listening to investors with personal work experience in the automotive industry.

Sincerely,

Joe Storment

Secretary

Michael Schoening

President & Founder

Our Mission

We want to become a leading brand in this growing niche market, providing customizable electric platforms and vehicles. We will, either by ourselves or by strategic partners, operate micro-assembly factories in key markets. We have built a solid base for that to move further, we realized a proof of concept and a beta version and we are in serious talks to build an alliance with with potential strategic partners and pilot customers.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We made progress on the gamma development and extended our business case
- We entered into agreements with strategic partners
- We are discussing with possible pilot customers

The Bad

- Access to sufficient funding was very difficult and limited our speed of development
- We signed one term-sheet and another LOI for funding but both were withdrawn from the other party due to their internal issues
- Covid 19 had quite an impact on slowing down the development

2022 At a Glance

January 1 to December 31



$$$$

$173,017
Revenue



-$255,932
Net Loss



IOU!

$434,414 +130%
Short Term Debt



$235,019
Raised in 2022



$10,248
Cash on Hand
As of 04/11/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$173,017
$-255,932
2021

Net Margin: -148% Gross Margin: 100% Return on Assets: -24% Earnings per Share: -$255,932.00 Revenue per Employee: $86,509 Cash to Assets: 0% Revenue to Receivables: ~ Debt Ratio: 44%

Cityfreighter_2022_FS.pdf

Cityfreighter_2021_FS.pdf

We ❤ Our 1211 Investors

Thank You For Believing In Us

Robby Richards
Anthony A Cook
Vance Jarrette Primus
Janet Anne Gowing
Drew Siegler
Gary Small
Janči Solar
Annabelle Simmons``
Henry Anthony
Frances Caldwell
Helen Cholewinski
Christopher Onwuka
Alexander Groenen
Tim Jackson
Anthony Leavitt
Rajkumar NATARAJAN
Emah Anyang
Cheryl Waiters
Walter Johnston II
Juan Edward WILLIAMS
Marcus Christopher Mestaz
Alexander Groenen
Umut Gercek
David Duccini
Frances Joan White
Baron Huntington
Tod Copacia
Max Wong
Ron Herman
Ernie Boling
Terrance Clanton
Ken Leader
Melvin Callender
Djalma De Souza
Tawanda Jongwe
Kevin Dillon
Matteo Bondesan
Maxine Reid-Rajkumar
Marcus Lee Shepard
Donnie Eisenhart
Joshua Bishop
Harinder RANDHAWA
Robert P Farhat
Yuri Lobany
Eric W. Harding
Kallie Vanderboom Hartm...
Micah Mook
Ernst Decoster
Dana Flatlander
Jessica Trites Rolle
John Kannourakis
Alex Phongchareon
Aaron Freed
Darrie Garth
L N Wrisley Jr & M L Wrisl...
Michael LURBE
Jonathan Wilhelm
Morris Gelman
Katie Streck Rasmussen
Harvey G Anderson
Patrick Alger
Donald A Ragan
Michael Lee Strait
Michael Kozlowski
Kenneth Long
Michael B. Gabriel
Brian Lakin
Ryan Lee Burks
Ajit Sharma
Ron SEDLIC
William Byrne
Lawrence Dorie
Khada Bhattarai
Abel Collazo
Li Jin
Mark Arruda
Jason Hughes
Matty Bracco
Loretha Pennix
Julio Castellan
Thomas De Uriarte
Anthony M MacQuillan
Beata Golunski
Corey Fitts
Rob D
Joel Digby
Tina Fina LINEBACK
Robert Meyer
Viet Nguyen
Jimmy J Garcia
Robert Boyer
Jason Kaunas
Arthur Freeman
Scott Montgomery
Joy Vongsouvanh
Sha Rod Poole
Tim Hofer
Tommy Hendrix
James Wesley Chism
Sourabh Dhawan
IRA Jessie Hensley
Nuru Shafi
Judah Greenberg
Cynthia Hankins
Fabian Ramirez
Kenneth Roberts
Anand Swaroop Rastogi
Apurva Shah
Adolfo R Rodriguez
Joshua Van Wey
Davinder Sharma
Craig Ephraim
Bruce Zakee Rasheed
William Corry
Peter Camperos

Caleb Birkhoff
Gilberto Rodriguez
Jason Bechtel
Jane Margaret Leathers
Wilson Medina
Fares Musallam
Dennis FIRENZE
Victor Williams
Neryk Davydov
Eddie Dunaway
Mark Kos
Thomas Trotman
Anju Yadav
Jorge Medina
Zahid El Jemli
Pergentino Calica
Bill Daly
Steven Pong
Pattie Mercadante
Hiram Wong
Evan J SEGAL
Samuel Marshall
Robert Bell
Paul R Grace
Stephen Massey
Manish Aggarwal
Naga Sree Rama Krishna ...
Harold J DiCamillo
Allan Terry
Lurenda Featherstone
Mary H Baffour
Ibrahim Shannawi
Fred Hensel
Kurt Schlicher
Nathan Fredell
Jesse Card
Fatima Abdulla
Aare Kaur
Donald Dean Casper
Jeffrey Hulter
Rashmi Basdeo
Siddhartha Banerjee
Venis Siffrard
James R. Cunningham
Emeril Severin
Neoptolemos Stellas
Douglas JORDAN
Josephine Yorpo-Lane
Vaidotas Trepekunas
Javier Manzano
Chris Grohman
Lucas King
Madeline L Jackson-Starr
Russell Leigh Bishop
Ernest J Carson Jr
Bruce Cameron
Suzanne Rogers-Lipsey
Durga Venkata Padma Pa...
Ken Zaleski
Ron SEDLIC
Marie Annabelle Aspi-Pura
David Platts
Nasir Willis
Chris Paterno
Jonathan Cherwa
Myron L Le Anna Sr
Al KARES
James E Warren
Ajit Sharma
Stephan Robinson
Michael Schoening
Tim Visser
Eric Schreiber
Daniel Haden
Shavay Vander
Francisco Sauceda Jr
Alex Jean
Yonatan G Siyum
Christian Bernard
Tom Theriault
Okechukwu C. Ifediora
Don Scheckel
Françoise Duboc
Jeffery Rodriguez
Filip Angeleski
Gloria Boggs
Larry Stafsholt
Sanjay Shah
Larry Kent Steinmetz
Alla Zbirun
L Eon I. KURLAND
Michelle Dunlap
Joel Hardy
Greg Miller
Everett Lindsey
Terrance Brooms
Daniel Guzek
Joshua C Eisenberg
Hany Ragheb
Matthew Scherer
Timothy Treon
Martin Staiger
Steven Zwiener
Tyrone Sparrow
Skip Barnhill
Nathan Marshall
Aleksander Kavs
Tuyet Mai Thi Nguyen
Braden Avant
Alejandro Enriquez
Jared Mochocki
Christopher Queitsch
Kevin Flanders
Ernest Iseminger
Liyaqat Sayeed

Wes Rigby
Dean Hawkey
Kyle Larson
Doug ILES
Ahmad Albinsaad
Paul Rashid
Jacob Kamula
Marcus Christopher Mestaz
Richard Lamar Scott
Howard Warren
Bruce Mills
Barry D Leek
Salem Alhajri
Craig J. Vom Lehn
Zahid El Jemli
La Rond Johnson
Lawrence Williams
Dvir Gefen
Dynnaro Lenny You, Sr.
John Riccio Jr
Sajad Zalzala
William P. Johnson
Jasen Reed
Jeffrey Richard
Maricela Higgins
Ken Leader
Britnie Stuward
Adrian Jonathan Hayes
Sanan Dre'Has
Omar Shamsaldeen
Javier Manzano
Joshua Louissaint
Charles Lee Joseph Mass...
Cynthia Gillespie
Moses Gonzales
Rohan Dyer
Christopher Trahey
Debbra S Wesley
Tiffiny Lingard
George Sebastian
Laurie Struthers
George Dai
Kelly Osifo
Stan Makarenko
Beverley Foster
Aaron Mckay
Tani Bingham
Robert Bondi
Jim McMahon
Moses Gonzales
Jovan Denson
Howard Bell
Albert Jacque Ambrose ...
Jonathan Dobkin
Martin Garcia
Bala Ramachandran
Rinata K Wagle-McClelland
Robert Hirsh
Mark D PARKES
Jeff Crespino
Kenneth Johnson
Robert Knechtel
Angel Park
Rotimi Adedeji
Martin R. Levine
Darly M LUELLEN
Lavern Poppe
Stephen Andrew Hearn
Mary Moody
Arnulfo Chavez
Lejen Lotspeich
Holger Quante
David Troxell
Shawn Terrell
Michael Infante
Gus Thomas
James Tran
Erin Kinne
Sherie OConnell
Rocco Roina
Brian Scaff
Jermaine Ballard
Iredia Osadolor
Marion Mourits
Ronnie Bolton
Ryan Wiznerowicz
William Whitacre
Dantan James Wernecke
Jason Powell
Smith J. SAINT-AIME
George Braun
Mohammed Zilad Miah
Thomas HARDGE
Larry D Edwards
Michael Thompson
Michael Tarver
Yogendre Kumar Patel
Vincent Earl Nicholson
Issac Bullard
Daniel Ekwevi
Blair Hanloh
Michael Chmiel
Arnaud R Gueno Kuate
Carey Goodley
Lavelle Claiborne
Gordon M
Rayford Wade
Ron M Russell
Frédéric Lafon
Rafael Sanchez
Shiraz Dhanani
Kevin Smith
Leo Rotiff
Priyakant Patel
Dani Habtom

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John Moak
David Macario
Eddie Dunaway
Mario Wycoco
Gary Nemcek
Devin Morgan
Jessica Hutson
David Carrillo
Odaro Uwagboe
Yasmin Korimbocus
Willis Blakely
David Hudson
Clifton Confident
Barnaby Zelman
Sean P Stites
Samuel Marshall
Chris Campbell
Kevin Rivera
Borislav Lyubomirov Tom...
Christina Truax
Seth F Barker
Esther Kimm
Dana Woods
Tobias Berens
Jayadatta Vallabhaneni
Michael Asaro
Jarvis Maxwell
Brandon Jenkins
Ramona Bellard
Farid De Alba
Ying Cole
Eric Melton
Hari Prasad S
Johnny Siu
Julio Rodriguez
Ta Tanisha Miller
Will Tyus
Tejas Ganjawala
Hamid Sobbi
Dmitry Alekseenko
Kazim Mohammed
Jalen Fields
Emeraldo Torres
Tisha Hollywood Caldwell...
Tim Gregson
Neil Young
Lonnie D. Franks
Daryl King
Will Tyus
Adrian Jonathan Hayes
Glen VanderKloot
Cleveland T. Thompson II
Melinda Roberts
Nympha Marinas
Jeffrey Clifton
Paul Krupinski
Thomas William Wooff
Cleveland T. Thompson II
John Pullen
Francis Brian Mccord
Carine Foata
Bob McMahon
Scott Krutan
Farid B. RUSHDAN
Fred Lynn Koerner
Nathan Boyer
Sarah Neeley
Fred Birkmaier
Jon Rodriguez
Christian Wischnewski
Peter Hulzebos
Kushal Khharel
Everett Snyder
Mark M. Welton
Tam Kemabonta
George Berry
Jeff Lombardo
Sean Chiew
Yadir Ibarra
Inocencio Gonzalez
Daniel R Spedale
Leslie J Farrow
Robert Whitaker
Vincent J Collins
Terrance Antowine Thom...
Ralph Brannon
Blanca Martinez Salinas
David Anakwenze
Derek Sherrod
Silvio Sibilia
Denold Jean Louis
Webster Thomas
Matthew Moss
Kiranmayi Komati
Win NAING
Shannon Chavez
Jacob Adelman
Ora Meeks
Maria O. Okosisi
Leroy Montel
Robert Pavelchak
D R Roberson
Willis Anderson III
Hany Ragheb
Evelyn OTENG-BEDIAKO
William SMITH
Zhuorong Jiang
Russell G. Lewis
Mark S Masacek Jr
Joseph Parker
Houmphanh Meuanghane
Leon S Wynn
Azusa Otawa
David Kelsey

Travis Adam Udd
William P. Johnson
Michael Arnold
Pramod Rustagi
Michael A Heltborg
Yannick Lewis
Julieta Alvarez
Napoleon De Guzman
Henry B Harris
Clinton Noel Foster, SR
Philip Ward
Jimmy Morris
Marcus Christopher Mestaz
John Rickgarn
Nasser Shawar
Christian Shelton
Lionel Brown
Bruce Marsh
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Tom Hinderaker
Monroe Asami
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Adam Thodey
Mervyn Riley
Claudette Brewer
Adrian Jonathan Hayes
Peter Torre
Roderick Herron
Saul John Herrera
Marc Chaffee
Daniel Taroumian
James Johnson
Frank Erwin
Domenic Gigliotti
Nadim Kattan
David Andrés Pérez
Boyce Hunter
Adrienne Thompson
Laurence Chavis
Nelson Pizarro
Calvin Hines
Chris Meredith
Keith Nelson
David Gore
Nagaraju Dvs
Gregory Thomas
Carlos Andrés Chavez Ruiz
William Mickey
Charles Morris
Harry L. Conrad
Clyneice Chaney
Welton Egerton
Sonja Haag-Ducharme
Jacques Swart
Chris Collinsworth
Leland R Sharpes
Orlando Cainas
Joseph Edward Pardue
Alfonso Quinones
Stephen Welsh
James Trennepohl
Stefan Hoenicke
Oscar F Peterson
Gary Kinnecom
Van Elsby
Belinda Quach
William Pentler
Deborah Michele Adams
Roberta Hoye
Luis D. Concepcion
Khaled Abou Lebdi
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Matthews Nyaku Malebana
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Thembile Mtwa
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IRA Klonsky
Alexander Collins
Willoughby SMITH
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David IHWAKAR
Jeffery Muller
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Charla McConeghy
Val Barker
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Kurt Bembridge
James Sullivan
John R Duggar
James HONG
Jan Wieronski
Theodore Muhlenburg
William "Brunnie" Bisland
Clayton Howard Smith
Franklin E Njubigbo
Toddy Chivinge

Nelson Cruz
Allan Michael Sandidge
Pranee Young
Ian Jamieson
Dharamvir Bagol
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Thao Bui
Jeremy Nelson
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D. William Zero
Tamarat Alumu
Hatem Rowaihy
Didier Angelo Leveille
Jason Williams
Blaine Peterson
John Reese
Mary Beth Daugherty-Cos...
Jeffery S Taylor
Jens Jurasch
Ralph Joseph
Daniel St Juste
Stefan Licht
Jeff Bush
Oswin M Browne
Ibrahim Shannawi
Joan Scott
Clyneice Chaney
Fredy Trinidad
Nwankwo JACKSON
Sulu Aleke
Grady Warren
Dean Wegner
Harilaos Tsindos
Nanda Rai
Sheila Josephson
Rodney Baskerville Jr.
Anthony Lee
Dave Kidman
Ricardo Leon
James Dornevil
Ken Wright
Jessica Smith
Amidu Cash Shyllon
Surej Manappatty
Mustapha Hammoud
Christophe DELIEGE
Cynthia Gillespie
Moses Gonzales
Joseph Preterotti
Steven A Wheelock
Timothy Singleton
Patrick THILL
Vanessa Szumlas
Ivan B U Wilson
Harry Johnston
Stanley Kayser
Robert Warren
Joseph Short
Joe Lombardo
Cora COLEMAN
James Kirschbaum
William Byrne
Brett C. Olsen
Suzette Pornelos
Joel Vernon Blakeman
Harvey G Anderson
Luis D. Concepcion
Mirjam Abou Lebdi
Justin Birkhoff
Ian Paul Sykes
Tillie Wood
James Gubitosi
Bader Zohdi
Dennis Parker
Erin Kinne
Richard Bjelland
Intisar Rashid
Jennifer Stumm
Calvin Yuen
Berndt Spittka
The Golden Family Trust ...
Brett Dunson
Gregory Squire
Gina Vale Fraley
Donald Jordan
Aaron Anthony
Greg Brickey
Hannah Djere
Raj Max William Vijayaku...
Charles Stevens
Albert Bleggi
Daniel Rodriguez
Rachel Bailey
Thomas Canty
Mario Hoof
Erica Chapman
Todd Meyer
Nina Gibbs
John Ken Idomele
Krzysztof BOGDANSKI
Brandon Brockington
Vartan VARTANIANS
Jonathan Lucia
Veera Pratap Reddy Bom...
Eumanual Dailey
Geogy Philip
Harvey Catchings
Jhari Baskota
Mani Sharma
Donald Heck Jr
Rudolfo Mungula
Craig A Turner

Gary Palmer
Grant Stiles
Julian Bird
Hamid Alami
Douglas Lughas
Todd Perdew
Rhallete R Javier
Leonard Scott
La Monte Wayne Peters
Thomas Laflesh
Jack Heald
Sean Colley
James Washington
James Bellefeuille
Damion Ponce
Exel Fairclough
Debra Farber
Tracy L Wright
Vladimir Brichkov
Apostle Victor A. Bessong
Lionel Brown
Kerstin Jurasch
Clement Utuk
Eric M
Roderick C Pullen
Mubarak Alhitmi
Trasey Green
Salvador Chavez
Mateusz Kowalczyk
Randy Richards
Donna Farrell
Rick Turner
Jason Hinchman
Jeanne Steman Findlay
Arvind T
Jose A. Gomez
Kean Castillo
Christopher Costa
Harry L. Conrad
David Bertoline
Ariel Leyson
Rick Muirhead
Jim Gilmore
Dharmendra Prasad
Joachim Uchechukwuka ...
Joe Budnick
Craig Denton
Noah Hall
Keith Wachter
Mario Berti
Charles Hollstein
Ronald Ball
Marjorie Sharp
Mark Walker
Sarah S Pollak
Rosalind Juko
David Von De Bur
Nicholas Ngacho Mukele
Mr H. Johnson
Virendra Patel
Oscar GOMEZ
John R Rust
Lucas King
Luis D. Concepcion
Christopher Helfers
Roger Linn
Luinel Montoban
Jamil Myrie
Paul Krupinski
Harvey G Anderson
Victor Lin
Gloria S
Suraj Bossoondyal
Connor Spencer
Michael Hanson
Eric Mabo
Andrew Losee
Michael Rucinski
Tim Pledger
Mike Mathioudakis
Daniel Pacheco
Collin Charles
Charline Avril
Patricia Zamora
Enock Charlotin
James Johnson
Manoj Mittal
Leticia Molina
Lartey Woods
Robet Anderson
Michael L. Valenzuela
Chris D. McCarty
Francisco X Perez
Jason Robinson
Tyler Alan Zinser
Zoey Johnson
Mistie BROWN
Kegan Markese
John Ryneska
Michael Schwartz
Jessie Duckett
Michael Griffin
Rick Johnson
Tejas Ganjawala
Nandy Abreus
Justina Blake
Jerome Hawk
Edward Kelly Medlock
Travis Tazawa
Corey King
Dwight Adams
Eric Arnold Duke
Lisa Marie Stone
Amit Shukla
Frank Vu

Victor Ramos	Michail Aspradakis	Jeremy IVIE	William Lyons	CM Soltero	Rhadimir Arcilla	Bilal Setabouh
Ferry Tanu	Wesley C Remund	Betty Dunkel	Sharla Elyn Robinson	Peter Wilson	Roberto Contreras	Genera Hunter
Timothy Wayne Bender	Dean Tran	Daniel KELLEY	Prabu Manickam	Isaiah Fomunyam	John Zimmerman	Richard H Brehm
Tod Kuntzelman	Bruce D Armstrong, DVM	Vilius Zalkauskas	Gary L TROSPER	James Brown	Jean E Ferrier	Dennis G.Burrer
Jerry Lott	Donna Williams	Nikola Tchouparov	Brian Murphy	Ben Scary	Francis Ragoo	Andrew Pichee
Linda Strauman	Srikiran Chinta	Angelo KNOX	Monico B. Faller, Jr.	Leah D Byrd	Styves Manigat	Romel Mogako
Kenneth J Scary	Andrew Whitehill	Steven Allen	Erkin Igamberdiev	Steven Wilcox	Mansi Desai	Andrew Losee
Mark Arruda	Michael Hanson	Brian Brisbin	Osvaldo Freire Fonseca	Cbi ENT	Seifuddin Majeed	Diane Huerbin
Gregg M Buchwalter	Thomas Nichols	Raghavendra Achanta	Casey Wyder	Peter Giammanco	Lawrence Chong	Milton Cabral
Wayne McElrath	Al Baumgard	Rahul Sharma	James Richard Rode	Dennis Nostrand	Darline KERSAINVIL	Lori L Greening
Anthony Reese	Zach Odeh	Jeff Henderson	Lincoln Tetreault	Ron Stiell-Williams	William Kost	Ross Trebilcock
Gregory Allen	Francis Liu	Jelp Shinholster IV	Sara Pomare	Najmul Jabbar	Jacinto Rivera Jr	Ashish Maini
Chesly Barthold	Darren Jackson	Craig Denton	Kenneth James Callen	Liang Chen	Manuel Michael VERGIS	Catharine Slade
Colleen Braun	Lisa SMITH	Paul Kapinos	Sergio Cobian	Satwinder Singh	Stephane Raveneau	Antionnette Mapa
Sanjeev Sinha	Susana Mignone	Aquila Hwan Lee	Harsha Shivashankar	Greg Wright	Christian Davenport	Ivan Korenacka
Dominique Siton	Indar Dayal	Brian Thomson	Walid Ahmed	Rey Recinos	Kirk Ferguson	Michelle A Depew
Jaime Bonilla Gonzalez	Matthew Wilson	Daniel Shaw	Sumit Kumar	Sead Pepic	Julieta Cabrera	Aleksey Levites
Venkata Pilla	Ebenezer Joseph	Tad Keller	Manoranjan Panda	Gail M Braun	Femi Daramola	Ryan Ford
Patrick Sullivan	Gourav Dhama	Dan Revel	Chirag Patel	Joseph Adesida	Tyrone Evans	Nizar Kadi
Andre Redding	Joe DiCicco	Douglas Litz	Louie Vogrin	Tony G	Jarrod Bivens	Raymundo Ibarra
Bettie F Stieglitz	David Space	Terry Bailey	Benjamin Huber	Alan Rasmussen	De Sean Bell	Denis Husidic
Kenneth George Skinner	Michael Thompson	Hailey Brookshire	Nicholas Toolie	Kevin Hudson	Donoven DSouza	John Dickinson
Angela R Lanham	Christopher Toussaint	Eman Zadeh	Gerhard Eller	Tho Van Bui	Cynthia Ford	Gabriel Arambula
Andrew Lee Rutherford	Glenn Schramm	Maria See	Belinda Marie Nichols	James Price	Primrose D'Souza	Graham Thomas
Chad Traver	Rakesh Amarnani	Timothy Walker	Carlos Thiago De Souza A...	Guong Truong	Vitaliy Koshman	Shaykh IMeer
Wesner Romulus	Sarah Zhou	Ross Blain	Githu Kunjachen	Dharmesh Vyas	Willie Woods	Traditional Development ...
Raquel Sepulveda	Jason Morotti	Paul Vulaj	Rajendra Pandey	Thomas Dorsey	La Vincent Hardy	Shelby Thuruthumalil
Nisha Dhanani	Mark Menendez	Ifeanyichukwu Okeke	Yusuf Parker	Antony T Curtis	Brad Verreau	Charles Ravenell
Billy Jordan	Jerome J Palmer	Andrew J Harris	Shannon Graham	Latroy Wands	Vernon SKINNER	Jeremy Angell
Patrick Enweronye	Vanessa Jasmine Joseph	Nicholas Bradd	Dan TRAN	David Pollard	Todd Tatum	Denis J Brown
Roberto Hinojosa	Mark Hamilton	Betty M CULPEPPER	Francesco Pancheri	Sharon Dowdell	Kathryn Hine	Foluso Ogunbayo
Kerry Wharton	Earl Woolley	Ankur Patel	Mithun Patel	Derek G Webster	Von Marsh	Robert BAYLOR
Charles Heydorn	Jason Clayton	Siva Prasad Potluri	Bruce Bolick	Yolanda Levels	Theresa M Skurka	Alex Alemayohu
Long TRAN	Juan Moreno	Jason Blevins	Neil Johnston	Michael P Martin Jr	Carol Harnit	Anthony Jannini
Hernan Lopez	Benyomin Richmond	Michael Smith	Ajay C	Kevin K. Owney	Marty McInerney	Gregory Pugh
Mohamed Jabbar	Kenneth Fox	David Fauver	Kelly Coleman	Lee Britton	Jacqueline Hendricks	Jeremiah Beale
Jeff Stephen	Sthashah Barlatier	Nicholas Smith	Samuel Ramirez	Joseph Moore	Edgar Bonilla	Jemal Earle
Terry Lee Eckert	Rasheem Benjamin	Louella D.Moreno	Jonathan D Gilbert	Bomani Britt	Christopher Dean	Angelo Hilaire
Alfred MURILLO	Oluwayemisi Adebanjo	Dennis Volkman	Jeffrey Saturno	Donald Huntzinger	Dudley Brice Casimir Pierre	Frantz Casimir
Carline Pierre	Chris George	Hunter Lee Garcia	Daniel Bender	Thomas Burroughs	Chris Swanson	Thomas Edwards
Jose Ramos	Detlef Stevenson	Zahed Hossain	Paul Smith	David Abadi	Alan Roitsch	Richie Johnson
David D. Leithner	Thomas Braxton	R. Thorne	Raul Leon	John Paddock	Timothy C Taylor	Melissa Fathman
Yolanda D Dixon	Thomas R Maily	Randal Wayne Stockwell	Paul Abrahams	Dave Fontecchio	Dwayne Moss	Jennifer N Davis
Douglas Henger	Michael Till	Tomoko Obi	Julie Morris	Lanoka M. Livingston	Lela Elliott	Noah Mengu
Manu Kennedy	Joseph Ivankay	Dror Hen	Bruce Sengkhamyong	Randall John Baldonado	Kevin Douglas	Hassan Brown
Joseph Bobenrieth III	Cheuk Man Cheung	Lowell BROOKS	Wayne Carter	Desmond Kang	Michael P Gretchen	Gaylord Fines
Marty D. Monroe	Mark Havlovec	Ted Gorce	Helena Scott	Bryan Miller	Khris Persaud	Paul Caruolo
Daniel Weiss	Raymond Eugene Schach...	James Alan Phillips	Joseph Jakuta	Darshy MEHTA	Wesmy Honorat	Bradley L Orvik
Danny Sermons	Anne Freeman	Fidelis Doh	Juan Guillermo Rodriguez...	Don Henry Robinson	Clifton Newton	Brigitte Silberhorn Tomas...
Yvette Johnson	Terrill Lewis	Bruce Scott Anderson	Thomas I Carter	David Jones	Willis Anderson III	Mark Frohmiller
Anthony Riley	Lilly Harnett	Charles George	Debbie H Stuetz	Rodger Smith	Leonard Chijioke Ezenwa	Chris Gieckel
Daniel Guzek	Craig Ephraim	William Lyons	The Golden Family Trust ...	Shannon Chavez	Timothy Treon	Peter Giammanco
Derek Sherrod	Roberto Contreras	Braden Avant	Casey Wyder	Premkumar Ramamurthy	Ct Andrews Medical Lega...	Robert Ivanhoe
Brian Doyle	Andrea RIVADOSSI	Boubacar Dembele	Richard Bjelland	James Usry	Stella Beckhart	Walter Rowntree
Chaile STEINBERG	Rudolfo Munguia	Bruce Scott Anderson	Gloria S	Richard H Brehm	Neil Johnston	Robert Whitaker
Joe Hutchinson	Benjamin Huber	Benjamin Huber	Dennis DeLoach	Casey Wyder	Brian Doyle	Ryan Wiznerowicz
Brad Verreau	Brad Verreau	Kenneth Fox	Brian Scott Pfeiffer	Steven Zwiener	Win NAING	Thomas Braxton
Bob Olea	Bob Olea	Edward Kelly Medlock	Skip Barnhill	Stella Beckhart	Mark M. Welton	Shaykh IMeer

Thank You!

From the the Second Round of CityFreighter Inc. Team



Michael Schoening
President & Founder

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joe Storment	self @ self	2018
Michael Schoening	President @ self	2018

Officers

OFFICER	TITLE	JOINED
Joe Storment	Secretary	2018
Michael Schoening	President CFO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Michael Schoening	319,000 Common. Shares	63.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2018	$65,237	Common Stock	Other
04/2019	$87,969	Common Stock	Regulation Crowdfunding
12/2019	$243,342	Common Stock	Other
03/2021	$532,992		4(a)(6)
05/2021	$114,550		506(c)
07/2021	$25,000	Safe	Other
07/2021	$945,000	Safe	Other
08/2021	$500,000	Safe	Other
11/2021	$250,000	Safe	Other
03/2022	$25,000	Safe	Other
05/2022	$25,000		Section 4(a)(2)
06/2022	$50,019		Other
09/2022	$100,000		Other
12/2022	$25,000	Safe	Other
12/2022	$10,000	Safe	Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
XPO SALES	05/15/2022	$25,000	$25,000	0.0%		Yes
Michael Schoening	06/15/2022	$50,019	$20,318	0.0%		
Worksport	09/15/2022	$100,000	$100,000	0.0%		Yes

Related Party Transactions

Name	Michael Schoening
Amount Invested	$15
Transaction type	Priced Round
Issued	06/24/2021
Relationship	President & Founder

1,500,000 shares were issued, in reference to the Founder's Intellectual Property Assignment to the Corporation, board approved and executed on June 24th, 2021

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	5,000,000	1,998,208	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	none
Options:	none

Risks

We need to raise $4M - $5M by the end of 2021 to reach a revenue generating point. Should we be unable to secure those funds we may not be able to generate any revenues or make any return on your investment.

The COVID-19 crisis could last longer than expected, which could delay development times and other essential operations

Economic downturns affect the logistics industry early in their cycle and we may find our markets shrink

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Joe Storment is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our planning to date has been based on broader market research and our cost calculations are the result of discussions with key suppliers. We have every reason to

believe that these metrics will hold across scale, however, this is not a guarantee.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will

decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Cityfreighter Inc.

- Delaware Corporation
- Organized June 2018
- 2 employees

414 Olive St.
Santa Barbara CA 93101

http://cityfreighter.com

Business Description

Refer to the the Second Round of CityFreighter Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

the Second Round of CityFreighter Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.